Stolt Offshore S.A.                                          [Graphic omitted]


              Stolt Offshore S.A. Announces Second Quarter Results

London, England - July 13, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), announced today unaudited results for the second quarter and six months which ended on May 31, 2005.

Financial Highlights

Important Note : In anticipation of the sale of the NAMEX region shallow water assets, the results of this part of the business are now reported as discontinuing operations.


                                             Second Quarter Ended                    Six Months Ended
                                      -----------------------------------------------------------------------
in $ millions                             May.31.05          May.31.04          May.31.05        May.31.04
                                          Unaudited          Unaudited          Unaudited        Unaudited
-------------------------------------------------------------------------------------------------------------
Net operating revenue                      $346.1             $235.8             $672.1           $503.4

Gross profit/(loss)                          65.1               (4.3)              90.0              8.9

Net operating income/(loss) from             44.5               (0.1)              57.3             (5.6)
continuing operations

Net income/(loss) from continuing            21.4              (11.2)              26.3            (24.2)
operations

Loss from discontinuing operations          (10.6)              (1.2)             (10.1)            (6.7)

Net income/(loss)                            10.8              (12.4)              16.2            (30.9)



PER SHARE DATA                                  Second Quarter Ended                    Six Months Ended
                                         -----------------------------------------------------------------------
in $                                         May.31.05          May.31.04          May.31.05        May.31.04
                                             Unaudited          Unaudited          Unaudited        Unaudited
----------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share continuing           $0.11             $(0.07)             $0.14            $(0.19)
operations

Loss per share discontinuing operations       $(0.05)            $(0.01)            $(0.05)           $(0.06)

Earnings/(loss) per share                      $0.06             $(0.08)             $0.09            $(0.25)

Weighted-average common shares and common      190.8              148.7              190.7             124.7
share equivalents issued (Basic)
----------------------------------------------------------------------------------------------------------------

Second Quarter Highlights

- Good operational performance overall, providing net operating income from continuing operations of $44.5 million (First quarter $13.0 million)
- Net income of $10.8 million after non-cash post tax charge of $13.4 million under FAS133 (1)
-    $300 million in contract awards

Post-Period Highlights
-    $250 million in new contract awards since quarter end
-    Long term charter of Polar Queen

Tom Ehret, Chief Executive Officer, Stolt Offshore, said, "Stolt Offshore made good progress in the second quarter of 2005 and has performed creditably in two vital areas; contract tendering and project execution. Progress on our active projects during the period has been consistent with our growing reputation for reliability of execution. Although the second quarter saw relatively few new contracts signed, this masks a considerable level of tendering activity as we focus on sustainable high margin work in our core areas of expertise.

During the period, we have taken steps to identify additional operating efficiencies. The charter of the Polar Queen is the first step in a plan to give our fleet additional flexibility as our assessment of the unfolding deepwater services market evolves. Furthermore, we are streamlining our legal and accounting structures to create a simplified organisation yielding permanent efficiency gains."

Operating Review
Africa and the Mediterranean Region (AFMED) In what was a very busy quarter, considerable progress was made on the Amenam II and Benguela Belize projects, with both now nearing completion. Overall, the region's financial performance continues to improve and tendering activity is consistently high in what is clearly the strongest regional market in our industry. A number of significant projects are due for award in the near future.

Northern Europe and Canada Region (NEC) After a slow first quarter, we have had a busy second quarter which saw high levels of utilisation of all assets. The LB200 pipelay barge is now progressing well on the Langeled project. Demand remains strong across the North Sea, with both the volume of tendering activity and margins ahead of expectations. The backlog for the region is also at a high level with commitments to 2007 and beyond.

North America and Mexico Region (NAMEX) Inspection, maintenance and repair work was at an unusually high level in the Gulf of Mexico as a continuing result of Hurricane Ivan. Extensive preparation of the DLB801 for the 2005 Trinidad campaign led to a delayed offshore startup of the pipelay operation.

The regulatory approval process on the sale of the shallow water assets in this region to Cal Dive was extended and approval is awaited.

South America Region (SAM) Both the Seaway Condor and Seaway Harrier worked well during the quarter. The scheduled dry-docking of the Seaway Condor was completed in June within budget. The Seaway Harrier has just entered dry-dock and will start her new contract with Petrobras in September 2005.

Asia and the Middle East (AME) Projects progressed on schedule throughout the quarter, with the Seaway Hawk currently mobilising to Sakhalin. Work has intensified on developing our capabilities in this region, especially towards SURF and deepwater projects.

Financial Review
The Company had gross cash at the quarter end of $83 million and debt of $9.5 million, providing a cash position of $73.5 million. The net cash position is after taking account of the affect of advance billings to customers on projects totaling $206 million, up from $187 million in the first quarter.

The result of the NAMEX region shallow water activity, using the assets held for the anticipated sale to Cal Dive, is no longer reported as part of the Company's operating income but is instead shown separately as discontinuing operations in accordance with FAS 144.

As part of the implementation of streamlining the legal and accounting structures, the Company has concluded that its foreign exchange forward contracts cannot be designated as accounting hedges under FAS133 and as a consequence has marked to market such instruments through the P&L. This is a necessary interim measure and it is the Company's intention to reintroduce hedge accounting on completion of the streamlining, scheduled for the end of the year.(1)

Asset Development
Earlier in the year, following an extensive review of the market opportunities, a dedicated asset development group was established to manage the growth in asset investments. During the period, the group concluded the charter of the Polar Queen, for an initial six years commencing in mid 2006, with a three-year option thereafter. The Polar Queen is to undergo modification and will provide Stolt Offshore with a versatile asset with applications in a number of geographical areas and project types. The asset group has also been evaluating and managing a number of projects, ranging from reinvestment into existing assets to innovative pipelay vessel concepts.

Current Trading and Outlook
The backlog for continuing operations on May 31, 2005 was $1,715 million, of which $676 million is for execution throughout the remainder of 2005. The Company also held an additional $443 million in pre-backlog(3) at quarter end.


     In $ millions as at        May.31.05     Feb.28.05     May.31.04

     Backlog (Contracts)(2)       1,715         1,801         1,603

     2 Restated to exclude amounts related to discontinuing operations in the NAMEX region of $63 million (May.31.05), $105 million (Feb.28.05) and $181 million (May.31.04)
     3 Pre-backlog includes the value of letters of intent and the expected value of escalations on frame agreements

The business climate for the oil and gas industry is increasingly dominated by high commodity prices and the outlook for oil and gas demand, particularly in Asia, over the next five years. While there may be some ongoing volatility to energy prices, it is becoming clear, particularly as major and national oil companies lift their threshold price assumptions for new projects, that we are entering a new period of hydrocarbon energy pricing. Stolt Offshore has consistently maintained that these factors are fundamental drivers of the long term deepwater up-cycle as the offshore construction industry sees a steady increase in the volume of new construction projects around the world.

In the short term, the high oil price and the accelerating depletion of reserves in producing fields has led to a sharp tightening of supply in key exploration and construction assets. Even so, we anticipate the business cycle for the remainder of the year to sustain its seasonal character. Investors should expect occasional asset shortages to translate into a firming of prices and margins across the industry as well as prompting an increased appetite for new asset development in the medium term.

(1) FAS133 - The Company has, and will maintain, a policy of economically hedging its foreign exchange exposure under which forward contracts are used to fix the exchange rate of commitments in currencies other than the US Dollar. As a consequence of the Group's current legal structure, the Company has concluded that these transactions cannot be designated as accounting hedges in accordance with FAS133. Furthermore, during the quarter the Company made the decision to instigate streamlining the legal and accounting structures, which will simplify the corporate structure and provide increased transparency and accountability of business units. The majority of these activities will be concluded before the end of 2005. The effect in Quarter 2 is a $17.7 million non-cash charge to reflect the fair value of these economic hedges ($13.4 millon post tax), which arises from the strengthening of the US dollar in the quarter.
********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
********************************************************************************
Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

EBITDA: The calculation of EBITDA equates to net income after adding back taxes, interest, depreciation, amortisation (including dry dock amortisation) and gains and losses on sales of investments and fixed assets. Management believes that EBITDA is a useful measure of operating performance, to help determine the ability to incur capital expenditure or service indebtedness, because it is not affected by non-operating factors such as leverage and the historic cost of assets. However, EBITDA does not represent cash flow from operations as defined by US generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to earnings from operations under US generally accepted accounting principles for purposes of evaluating results of operations.


------------------------------------------------------------------------------------------------------------------------------------
Conference Call Information                                Replay Facility Details
------------------------------------------------------------------------------------------------------------------------------------
Lines will open 10 minutes prior to conference call        This facility is available from 5pm UK Time (12 noon EDT*)
                                                           Wednesday 13 July 2005, until 11pm UK Time (6 pm
                                                           EDT*) Wednesday 20 July 2005.

Date        :   Wednesday 13 July 2005
Time        :   3 pm UK Time (10 am EDT*)
Conference Dial In Numbers:                                Conference Replay Dial In Numbers:
---------------------------                                ----------------------------------
UK Toll Free           :   0800 559 3282                   UK Toll Free           :   0800 559 3271
USA                    :   +1 718 354 1158                 USA                    :   +1 718 354 1112
Norway                 :   +47 2316 2729                   France                 :   +33(0)1 71 23 0248
France                 :   +33(0)1 55 17 4141              Italy                  :   +39 026 968 2247
Italy                  :   +39 026 963 3531                Netherlands            :   +31(0) 20713 2791
Netherlands            :   +31(0)2 0713 2789               Germany                :   +49(0) 69 2222 20418
Germany                :   +49(0) 69 2222 20408
                                                           International Dial In  :   +44 20 7784 1024
International Dial In  :   +44 20 7365 1828
                                                           Passcode               :   5632407#
*EDT = Eastern Daylight Saving Time

------------------------------------------------------------------------------------------------------------------------------------

Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com
                                                                                                ---------------------

Contacts:
Julian Thomson / Deborah Keedy                            Patrick Handley (UK) / Ellen Gonda (US)
Stolt Offshore S.A.                                       Brunswick Group
UK +44 1932 773764 or +44 1932 773767                     UK +44 207 404 5959
US  +1 877 603 0267 (toll free)                           US +1 212 333 3810
julian.thomson@stoltoffshore.com                          phandley@brunswickgroup.com
deborah.keedy@stoltoffshore.com                           egonda@brunswickgroup.com

                                   -End Text-

                                -Tables Follow_

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in $ millions, except per share data)


                                                               Three Months Ended                      Six Months Ended

                                                         May.31.2005         May.31.2004         May.31.2005        May.31.2004
                                                         Unaudited           Unaudited           Unaudited          Unaudited
                                                      ---------------    -----------------    ---------------    -----------------
Net operating revenue                                         346.1                235.8              672.1              503.4
Operating expenses                                           (281.0)              (240.1)            (582.1)            (494.5)
                                                      ---------------    -----------------    ---------------    -----------------

Gross profit/(loss)                                            65.1                 (4.3)              90.0                8.9

Share of net income of non-consolidated joint                   3.8                  9.6                7.7               12.8
ventures
Selling, general and administrative expenses                  (27.3)               (29.6)             (48.3)             (57.3)
Impairment of long lived fixed assets                             -                 (3.4)                 -               (3.5)
Gains on disposal of subsidiaries and long lived                3.0                 26.3                7.9               32.8
   Assets
Other operating (expense)/income                               (0.1)                 1.3                  -                0.7
                                                      ---------------    -----------------    ---------------    -----------------

Net operating income/(loss) from continuing                    44.5                 (0.1)               57.3               (5.6)
operations

Interest expense, net                                             -                 (3.8)              (0.8)              (8.4)
Foreign exchange (loss)/gain                                  (12.5)                 2.5              (13.5)               1.8
                                                      ---------------    -----------------    ---------------    -----------------

Income/(loss) from continuing operations before                32.0                 (1.4)              43.0              (12.2)
taxes and minority interests
Income tax provision                                           (7.9)                (9.6)             (11.1)             (11.5)
                                                      ---------------    -----------------    ---------------    -----------------

Income/(loss) from continuing operations before                24.1                (11.0)              31.9              (23.7)
minority interests
Minority interests                                             (2.7)                (0.2)              (5.6)              (0.5)

                                                      ---------------    -----------------    ---------------    -----------------
Net income/(loss) from continuing operations                   21.4                (11.2)              26.3              (24.2)

Loss from discontinuing operations                            (10.6)                (1.2)             (10.1)              (6.7)

                                                      ---------------    -----------------    ---------------    -----------------
Net income/(loss)                                             $10.8               $(12.4)             $16.2             $(30.9)
                                                      ---------------    -----------------    ---------------    -----------------


PER SHARE DATA
   Earnings/(loss) per share
   Basic
   Continuing operations                                      $0.11               $(0.07)             $0.14             $(0.19)
   Discontinuing operations                                  $(0.05)              $(0.01)            $(0.05)            $(0.06)
                                                      ---------------    -----------------    ---------------    -----------------
   Earnings/(loss)                                            $0.06               $(0.08)             $0.09             $(0.25)

                                                      ---------------    -----------------    ---------------    -----------------
   Diluted
   Continuing operations                                      $0.11               $(0.07)             $0.14             $(0.19)
   Discontinuing operations                                  $(0.05)              $(0.01)            $(0.05)            $(0.06)
                                                      ---------------    -----------------    ---------------    -----------------
   Earnings/(loss)                                            $0.06               $(0.08)             $0.09             $(0.25)
                                                      ---------------    -----------------    ---------------    -----------------

Weighted average number of Common Shares and Common
Share equivalents outstanding
   Basic                                                      190.8                148.7              190.7              124.7
   Diluted                                                    194.6                148.7              194.4              124.7

SELECTED INFORMATION
Capital expenditures                                           25.7                  6.2               44.4                7.8
Depreciation and amortisation                                  14.0                 16.5               29.2               31.8
Dry-dock amortisation                                           2.7                  2.7                6.2                5.6


                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                              As at                            As at
                                                                May.31.2005           May.31.2004         November 30, 2004
                                                                 Unaudited             Unaudited                Audited
                                                           -------------------    -------------------    --------------------
     ASSETS

          Cash and cash equivalents (a)                                 83.0              262.2                 135.0

          Other current assets  (b)                                    460.2              367.2                 338.5

          Fixed assets, net of accumulated depreciation                455.1              506.5                 499.8

          Other non-current assets                                      86.1               89.4                 106.4

          Assets held for sale                                          61.2               50.2                  29.3
                                                            -------------------    -------------------    --------------------
          Total assets                                               1,145.6            1,275.5               1,109.0
                                                            ===================    ===================    ====================

     LIABILITIES AND SHAREHOLDERS' EQUITY

          Current portion of
          Long term debt and capital lease obligations                   0.8               40.0                     -

          Accounts payable and accrued liabilities                     740.0              597.8                 627.9

          Long term debt and capital lease obligations                   8.7              257.0                  69.7

          Minority interests                                            24.7               32.8                  35.3

          Other non-current liabilities                                 46.9               32.0                  45.6

          Liabilities held for sale                                        -               44.0                  15.9

          Shareholders' equity

             Common Shares                                             383.5              382.8                 382.8

             Paid-in-surplus                                           452.6              447.5                 449.3

             Deficit                                                  (514.3)            (566.5)               (530.5)

             Accumulated other comprehensive income                      3.7                9.1                  14.0

             Treasury stock                                             (1.0)              (1.0)                 (1.0)
                                                            -------------------    -------------------    --------------------
                Total shareholders' equity                             324.5              271.9                 314.6
                                                            -------------------    -------------------    --------------------
                Total liabilities and shareholders' equity           1,145.6            1,275.5               1,109.0
                                                            ===================    ===================    ====================


           Cash and cash equivalents                                    83.0              262.2                 135.0

           Current portion of long term debt and capital                (0.8)             (40.0)                    -
           lease obligations

           Long term debt and capital lease obligations                 (8.7)            (257.0)                (69.7)
                                                            -------------------    -------------------    --------------------
          Total interest-bearing debt and capital lease
          obligations, net of cash and cash equivalents                 73.5              (34.8)                 65.3
                                                            ===================    ===================    ====================


(a) As at May 31, 2005 cash and cash equivalents includes $40 million of cash held by Sonamet and Sonastolt, which has been consolidated from May 31, 2004. This compares to $33 million and $44 million of cash and cash equivalents at May 31, 2004 and November 30, 2004 respectively.

(b) As at May 31, 2005 a total of $15.9 million of claims and variation orders not yet formally agreed with customers has been included in other current assets. This compares to $15.8 million and $nil of claims and variation orders included in other current assets as at May 31, 2004 and November 30, 2004 respectively.



                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Company has six reportable segments based on the geographic distribution of its activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

 --------------------------------------------------------------------------------------------------------------------------------
 For the three months ended
 May 31, 2005                               AFMED        NEC       NAMEX(c)       SAM         AME       Corporate        Total
 --------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)         $167.5       $148.6        $5.7       $11.3       $12.9          $0.1       $346.1
 Net operating revenue - internal (b)          $31.0        $23.4       $11.2        $5.2        $0.7          $0.7            -
 Income / (loss) from operations               $22.6        $17.9        $2.4      ($0.1)      ($0.6)          $2.3        $44.5
   Interest expense, net                                                                                                       -
   Foreign exchange loss                                                                                                 ($12.5)

 --------------------------------------------------------------------------------------------------------------------------------
 Income before taxes, minority interests                                                                                   $32.0
 and discontinuing operations
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
 For the three months ended
 May 31, 2004                               AFMED        NEC       NAMEX(c)       SAM         AME       Corporate        Total
 --------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)          $85.5        $97.3        $1.1       $13.3        $7.1         $31.5       $235.8
 Net operating revenue - internal (b)          $22.3        $16.2        $1.4        $4.9        $0.4          $0.7            -
 (Loss) / income from operations             ($18.6)         $9.7      ($1.8)        $2.4      ($1.1)          $9.3       ($0.1)
   Interest expense, net                                                                                                  ($3.8)
   Foreign exchange gain                                                                                                    $2.5

 --------------------------------------------------------------------------------------------------------------------------------
 Loss before taxes, minority interests                                                                                    ($1.4)
 and discontinuing operations
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
 For the six months ended
 May 31, 2005                               AFMED        NEC       NAMEX(c)       SAM         AME       Corporate        Total
 --------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)         $352.8       $231.6       $29.3       $24.6       $24.1          $9.7       $672.1
 Net operating revenue - internal (b)          $49.2        $33.4       $22.9        $9.5        $0.9          $1.2            -
 Income / (Loss) from operations               $41.9        $13.6        $0.7        $2.4      ($0.5)        ($0.8)        $57.3
   Interest expense, net                                                                                                  ($0.8)
   Foreign exchange loss                                                                                                 ($13.5)

 --------------------------------------------------------------------------------------------------------------------------------
 Income before taxes, minority interests                                                                                   $43.0
 and discontinuing operations
 --------------------------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------------------------
 For the six months ended
 May 31, 2004                               AFMED        NEC       NAMEX(c)       SAM         AME       Corporate        Total
 --------------------------------------------------------------------------------------------------------------------------------

 Net operating revenue - external (a)         $219.5       $160.9       $14.6       $28.0       $13.9         $66.5       $503.4
 Net operating revenue - internal (b)          $37.2        $27.4        $4.9        $9.0        $0.5          $1.8            -
 (Loss) / income from operations             ($49.3)        $23.6      ($1.9)       $10.2      ($0.1)         $11.9       ($5.6)
   Interest expense, net                                                                                                  ($8.4)
   Foreign exchange gain                                                                                                    $1.8

 --------------------------------------------------------------------------------------------------------------------------------
 Loss before taxes, minority interests                                                                                   ($12.2)
 and discontinuing operations
 --------------------------------------------------------------------------------------------------------------------------------

(a) Three customers for the quarter ending May 31, 2005 accounted for more than 10% of the Company's revenue for the quarter ended May 31, 2005. The revenue from these customers was $182.0 million and was attributable to the AFMED, AME, NAMEX and NEC regions. Three customers in the six-month period ended May 31, 2005 accounted for more than 10% of the Company's revenue. The revenue from these customers was $330.5 million for the six-months ended May 31, 2005 and was attributable to the AFMED, AME, NAMEX and NEC regions. One customer and two customers each individually accounted for more than 10% of the Company's revenue for the quarter and six-months respectively, ended May 31, 2004. The revenue from these customers was $33.0 million for the quarter and $152.8 million for the six months ended May 31, 2004. The revenue from these customers was attributable to the AFMED and NEC regions.

(b) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.

(c)  Losses from discontinuing operations are excluded.

                                     - End -